FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                05 February 2008


                               File no. 0-17630


                              Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:  Holding(s) in Company





Standard Form TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

CRH plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

( X ) An acquisition or disposal of voting rights

(   ) An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

(   ) An event changing the breakdown of voting rights

(   ) Other (please specify)


3.  Full name of person(s) subject to notification obligation:

FMR LLC and Fidelity International Limited and their direct subsidiaries

4. Full name of shareholder(s) (if different from 3) :



5.  Date of transaction (and date on which the threshold is crossed or reached):

30th January 2008

6.  Date on which issuer notified:

4th February 2008

7.  Threshold(s) that is/are crossed or reached:

3%


8. Notified Details:

A: Voting rights attached to shares

Class/type of shares (if possible             Situation previous to the triggering transaction
use ISIN CODE)

                                  Number of shares                                 Number of voting rights

Ordinary Shares                   16,277,466                                                    16,277,466
(IE0001827041)


                                                 Resulting situation after the triggering transaction
Class/type of shares (if      Number of shares                  Number of voting rights       % of voting rights
possible use ISIN CODE)
                                                                Direct       Indirect         Direct        Indirect

Ordinary Shares               16,806,463                                     16,806,463                     3.08%
(IE0001827041)



B: Financial Instruments

Resulting situation after the triggering transaction



Type of         Expiration date      Exercise/conversion       Number of voting rights     % of voting rights
financial                            period/date               that may be acquired (if
instrument                                                     the instrument exercised/
                                                               converted)
N/A


Total (A+B) (where applicable in accordance   Number of voting       % of
with national law)                               rights            voting rights

16,806,463                                       16,806,463               3.08%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

See attached schedule received from Fidelity.

10. In case of proxy voting: FMR LLC and Fidelity International Limited will acquire to hold 528,997 voting rights as of 30 January 2008.



11. Additional information:

    None

12. Contact name:

    Angela Malone
    Company Secretary

13. Contact telephone number:

    +353 1 634 4340


SCHEDULE TO TR-1 FORM   -   RECEIVED FROM FIDELITY


Issuer name                               CRH plc

Current ownership percentage              3.08%

Total shares held                         16,806,463

Issued share capital                      545,353,346


                                               Shares held  Nominee                            Management
                                                                                               Company


FMR LLC is the parent holding company of             56,960 Bank of New York                   FMRCO
Fidelity Management & Research Company               92,000 Bank of New York                   FMTC
(FMRCO), investment manager for US mutual            31,134 Bank of New York                   PTC
funds, and Fidelity Management Trust Company        464,699 Bank of New York Brussels          FIL
(FMTC) and Pyramis Global Advisors Trust             22,400 Bank of New York Brussels          FPM
Company (PGATC), a US state chartered bank            9,300 Bank of New York Europe LDN        FIL
which acts as a trustee or investment manager        81,003 Bermuda Trust Far East HK          FIMHK
of various pension and trust accounts and           524,000 BNP Paribas, Paris                 FIGEST
Pyramis Global Advisors LLC (PGALLC).               141,400 BNP Paribas, Paris                 FIL
Limited (FIMHK), Fidelity Pension Management         77,400 BNP Paribas, Paris (C)             FIL
(FPM), Fidelity Investments Japan (PIJ) and       2,665,310 Brown Bros Harriman Ltd Lux        FIL
Fidelity Investments International (FII),           373,151 Brown Brothers Harriman and Co     FIJ
investment managers for various non-US               18,900 Brown Brothers Harriman and Co     FIL
investment companies and institutional              176,300 Brown Brothers Harriman and Co     FMRCO
clients.                                            438,800 CDC Finance                        FIGEST
                                                     21,000 Chase Manhttn BK AG Frnkfrt (s)    FPM
                                                         38 Dexia Privatbank                   FPM
                                                    440,085 HSBC Bank Plc                      FIL
                                                      3,100 HSBC Trinkaus Und Burkh AG         FIL
FMR LLC is the parent holding company of              7,862 ING Luxembourg                     FIL
Fidelity Management & Research Company            4,818,300 JP Morgan Chase Bank               FMRCO
(FMRCO), investment manager for US mutual            10,300 JP Morgan Chase Bank               FMTC
funds, and Fidelity Management Trust Company         21,214 JP Morgan Chase Bank               PTC
(FMTC) and Pyramis Global Advisors Trust            811,140 JP Morgan, Bournemouth             FIL
Company (PGATC), a US state chartered bank        3,757,529 JP Morgan, Bournemouth             FISL
which acts as a trustee or investment manager        27,200 JP Morgan, Bournemouth             FPM
of various pension and trust accounts and            29,332 Master Trust Bank of Japan         FIJ
Pyramis Global Advisors LLC (PGALLC).                 8,400 Mellon Bank N.A.                   FMRCO
                                                    180,643 Mellon Bank N.A.                   FMTC
                                                     34,960 Nomura Trust and Banking           FIJ
                                                      3,300 Norddeutsche Landersbank           FIL
                                                     11,300 Northern Trust Co                  FIL
                                                     54,600 Northern Trust Co                  FMRCO
                                                     54,900 Northern Trust Co                  FMTC
                                                     31,800 Northern Trust London              FIL
                                                     20,200 Northern Trust London              FMRCO
                                                     52,800 Northern Trust London              FPM
                                                      8,600 State Str Bk and Tr Co Lndn (s)    FIL
                                                    599,834 State Str Bk and Tr Co Lndn (s)    FPM
                                                     98,900 State Street Bank and Tr Co        FICL
                                                      9,010 State Street Bank and Tr Co        FMR
                                                     36,900 State Street Bank and Tr Co        FMRCO
                                                    219,374 State Street Bank and Tr Co        FMTC
                                                     10,600 State Street Bank and Tr Co        PTC
                                                     19,800 State Street Hong Kong             FIA(K)L
                                                         26 N/A                                N/A
                                                     25,359 Morgan Stanley London              FIL
                                                     25,200 BNP Paribas Frankfurt              FPM
                                                     26,900 CDC Finance - CDC Ixis             FIL
                                                     82,254 Kas Bank Nv (s)                    FIL
                                                     70,946 Mellon Bank (s) (c)                FIL



                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  05 February 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director